Exhibit 4.3

AMENDED FIRST AMENDMENT TO THE

GOODRICH PETROLEUM CORPORATION

NONEMPLOYEE DIRECTORS COMPENSATION PLAN

WHEREAS, there is reserved to the Board of Directors of Goodrich Petroleum Corporation in Section 6.7 of the Goodrich Petroleum Corporation Nonemployee Directors Compensation Plan (the “Plan”) the right to amend the Plan;

NOW, THEREFORE, the Plan is amended effective as of June 8, 2004, as follows:

1. The name of the Plan is changed to the “Goodrich Petroleum Corporation Nonemployee Directors Stock Compensation Plan.”

2. Section 2.1 is amended to read as follows:

On the date of each Annual Meeting each Nonemployee Director on such date shall be paid an annual retainer in shares of Stock (the “Stock Retainer”) equal to $30,000, divided by the average Fair Market Value of the Stock for the 20 trading days immediately preceding such Annual Meeting, with any fractional share rounded up to the next whole share. An individual who is elected or appointed to the Board during the Plan Year shall be paid on the date such individual is elected or appointed to the Board a prorata Stock Retainer for that partial year equal to $30,000 prorated for such partial year, divided by the Fair Market Value of the Stock for the 20 trading days immediately preceding the date of such election or appointment.

3. Section 2.2 is deleted in its entirety.

4. Section 3.2 is deleted in its entirety.

5. Section 3.4 is amended to read as follows:

(a) Each Option granted to a Nonemployee Director pursuant to Section 3.1 shall be exercisable at the time and in the manner determined by the Board.

(b) Except as provided under Rule 16b-3, the Board, in its sole discretion, shall have the right to accelerate the exercisability of an Option granted pursuant to Section 3.1 of the Plan; provided, however, that upon the occurrence of a Corporate Change, all outstanding Options shall automatically become fully exercisable without the necessity of any action on the part of the Board.

6. Section 3.6 is amended to read as follows:

Option Price and Payment. Subject to adjustment as provided in Section 6.2, the price at which a share of Stock may be purchased upon exercise of an Option granted pursuant to Section 3.1 shall be determined by the Board. The Option or portion thereof may be exercised by delivery of an irrevocable notice of exercise to the Company in a manner specified by the Board. The purchase price of the Option or portion thereof shall be paid, in whole or in part, (a) in cash or (b) by the delivery of a number of shares of Stock (plus cash if necessary) valued at their Fair Market Value, or (c) in a broker-financed “cashless exercise” of the Option pursuant to procedures established by the Board (as the same may be amended from time to time).

7. Section III is amended by adding thereto a new Section 3.9 to read as follows:

Corporate Change. Notwithstanding anything in the Plan to the contrary, the Board, in its sole discretion, may cancel all outstanding Options upon a Corporate Change and in such event the Company shall pay to the Optionee with respect to each cancelled Option an amount of cash equal to the excess, if any, of the then Fair Market Value of a Share over the Option exercise price of such cancelled Option.

8. Section 6.1 is amended by deleting “150,000” in said Section and substituting therefor “300,000”, thus increasing the number of shares of Stock available under the Plan by 150,000 shares.

9. Section 6.7 is amended by deleting the last sentence thereof.

EXECUTED, this June 8th, 2004, effective for all purposes as provided above.

GOODRICH PETROLEUM CORPORATION

By:	/s/ Walter G. Goodrich
Name:	Walter G. Goodrich
Title:	Vice Chairman and Chief Executive Officer